Exhibit 2.1

ASSET PURCHASE AGREEMENT

By

and

Among

Amedisys LA Acquisitions, L.L.C., as Purchaser,

Amedisys, Inc., as Guarantor,

Standard Home Health Care, Inc. and

Cypress Health Services, L.L.C. as Sellers,

and

David J. Martin, Jr., Charles Gregory Eckert and Brandon J. Migliore, as Principals

August 1, 2003

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered as of this 1st day of August, 2003, by and among Amedisys LA Acquisitions, L.L.C., a Louisiana limited liability company having its principal place of business at 11100 Mead Road, Suite 300, Baton Rouge, Louisiana 70816 (hereinafter referred to as “Purchaser”), Amedisys, Inc., a Delaware corporation having its principal place of business at 11100 Mead Road, Suite 300, Baton Rouge, Louisiana 70816, Standard Home Health Care, Inc., a Louisiana corporation having its principal place of business at 3017 N. Causeway Blvd., Suite 100, Metairie, Louisiana 70002 (hereinafter referred to as “Standard”), Cypress Health Services, L.L.C., a Louisiana limited liability company having its principal place of business at 3017 N. Causeway Blvd., Suite 100, Metairie, Louisiana 70002 (hereinafter referred to as “Cypress”) (Standard and Cypress being collectively referred to herein as “Sellers” and individually at times as “Seller”), and David J. Martin, Jr., Charles Gregory Eckert and Brandon J. Migliore (collectively referred to herein as “Principals”)

RECITALS

WHEREAS, Sellers conduct a home health care business which provides services to patients, including but not limited to, Medicare and Medicaid patients, and whose operating locations are:

3017 N. Causeway Blvd., Suite 100, Metairie, Louisiana 70002,

8301 W. Judge Perez Drive, Suite 101, Chalmette, Louisiana 70043

1340 Tunnel Blvd., Suite 440, Houma, Louisiana 70360

502 Rue de Sante, Suite 203A, LaPlace, Louisiana 70068

11872 Highway 308, Lockport, Louisiana 70374

700 Mariner’s Plaza, Suite 702E, Mandeville, Louisiana 70448

2647 Riverview Blvd., Suite 300, Gonzales, Louisiana 70737

1007 W. Thomas Street, Suite J-1, Hammond, Louisiana 70401

8211 Summa Avenue, Suite C, Baton Rouge, Louisiana 70809

(hereinafter referred to collectively as the “Agencies”).

WHEREAS, Purchaser desires to buy and Sellers desires to sell certain of the assets of Sellers’ business enterprise; and

NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Definitions. As used in this Agreement, the following terms have the meanings indicated:

1.01	Assets: The possessions, items, resources and effects to be sold and transferred by Sellers to Purchaser pursuant to this Agreement consisting of property, corporeal and incorporeal, movable and immovable, owned by Sellers as of the Effective Date which shall specifically include, but shall not be limited to, the property described in clauses (a)-(j) below and that are more specifically detailed in the Schedules attached hereto as herein indicated, provided however, the Excluded Assets are specifically excluded from the assets to be sold under this Agreement.

a)	All furniture, fixtures, equipment (including computer equipment), leasehold improvements and supplies owned by Sellers, which are further identified in Schedule 1.01 located at and used by Sellers in the operation of Sellers’ Business at the addresses stated above;

b)	All Inventory owned by Sellers and used by Sellers in the operation of Sellers’ Business at the addresses stated above, which are further identified in Schedule 1.05;

c)	All of Sellers’ lists of current patients, all of Sellers’ mailing lists, all current business records relating to the operations of Sellers’ Business (including all business records relating to current patients), all telephone numbers and listings used by Sellers in Sellers’ Business, all records of activities and expenses for purposes of marketing and sales by Sellers, and all intangibles and other rights and privileges of Sellers currently used in Sellers’ Business;

d)	The goodwill and going concern of Sellers related to Sellers’ Business;

e)	The benefits of all amounts previously paid by Sellers (the cost of which shall be prorated in accordance with Section 3.05 herein) including but not limited to all amounts previously paid for maintenance agreements, association dues, advertising, design, fees, rent services, or interest relating to Sellers’ Business or the Assets, to the extent that they extend or are to be performed on or after the Effective Date;

f)	All of Sellers’ rights, to the extent assignable, under the agreements described in Schedule 5.06 (other than those described in Section 5.06.01), and the rights given therein;

g)	Sellers’ rights under all contracts not listed in Schedule 5.06, to the extent assignable, including all leases and non-competition agreements relating to Sellers’ Business;

h)	Licenses and permits, to the extent assignable, held by the Sellers relating to the ownership, development and operations of the Agencies, including Standard’s Medicare Provider Number 197765 and Cypress’ Medicare Provider Number 197216 and all rights under Sellers’ respective Medicare Provider Agreements, and Standard’s Medicaid Provider Number 1406678 and Cypress’ Medicaid Provider Number 1402125, and all rights under Sellers’ respective Medicaid Provider Agreements;

i)	All technical outlines and records (including all plans, drawings, diagrams, notes, reports, memoranda, and other similar documents), and any and all know-how and software, to the extent transferable (including, for one hundred eighty days following the effective date, a license to use Seller’s home health software owned by Comprehensive Managed Care Services, L.L.C., to the extent transferable, which shall be set forth in a separate licensing agreement between Purchaser and the owner of said software), other technology, including contracts, licenses, authorizations, permits, and other documents necessary for Sellers’ Business; and

j)	All trade secrets, inventions, patents, and copyrights, trademark, including the trade name “Metro Preferred Home Care” or any similar name used by Sellers in the operation of Seller’s Business, it being understood and agreed that Sellers have the right to utilize the trade name of “Metro Preferred Medical Staffing” in connection with their private duty business.

1.02	Closing. The consummation of the transactions contemplated by this Agreement at which Sellers will transfer and convey over to Purchasers, for the consideration listed herein, the Assets, as set forth herein.

1.03	Excluded Assets. The assets of Sellers which are not to be sold and transferred to Purchaser pursuant to this Agreement and are set forth in detail in Schedule 1.03. Excluded assets includes the following: organizational documents of Sellers, insurance policies providing coverage to Sellers and all rights under such policies, Sellers’ tax identification numbers, all cash on hand, Sellers’ depositary accounts and the agreements between Sellers and Sellers’ bank(s), all of Sellers’ accounts receivables and all other indebtedness owing to Sellers, cost report receivables, any vehicles leased or owned by Sellers, and medical records of Sellers’ patients (copies will be furnished to Buyers upon obtaining appropriate consents from each patient).

1.04	GAAP. Generally accepted accounting principles.

1.05	Inventory. All inventory of the Sellers as of the Effective Date as more fully described in Schedule 1.05.

1.06	Liabilities. Those liabilities of Sellers to be assumed by Purchaser at the Closing pursuant to this Agreement, which consist of those liabilities of Sellers specifically disclosed on Schedule 1.06. Purchaser shall also assume the obligations of Sellers accruing after the Effective Date on the contracts and agreements comprising a part of the Assets, as disclosed on Schedule 5.06. Purchaser shall not assume any other liabilities, contingent or certain, of Sellers unless incurred and disclosed in the manner provided in this Section 1.06. Without limiting the foregoing, Purchaser is not assuming (i) any expenses, liabilities, or obligations of Sellers arising out of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby which are unpaid at the Effective Date, (nor may Sellers pay any such expenses out of the Assets), (ii) any liabilities or obligations of Sellers relating to federal, state, or local income tax for the period through the Effective Date, or other taxes attributable to the transactions contemplated hereby or the conduct of Sellers’ Businesses, (iii) any obligation of Sellers to pay a fee to any agent, broker, or finder relating to this transaction, or (iv) any liabilities that may accrue to either Seller as a result of provision of care services provided by Seller prior to the Effective Date or any present or future Medicare and/or Medicaid audit and/or cost report liability and/or partial episode payment (PEP) recoupment liability related to the provision of care by Sellers prior to and up to the Effective Date.

1.07	Material Adverse Effect. Any change in the financial condition of Sellers or operation of their business prior to the Effective Date that would materially effect the Sellers’ Business adversely and result in a decrease of annual NIFO by $250,000.

1.08	Purchaser’s Knowledge. The actual knowledge of Purchaser’s officers and directors after reasonable inquiry.

1.09	Sellers’ Business. The home health care business of Standard and Cypress which provides home health care services to Medicare and Medicaid and private pay patients as presently carried on by Sellers.

1.10	Sellers’ Knowledge. The actual knowledge of Sellers or Sellers’, officers and directors after reasonable inquiry.

1.11	Accrued Paid Time Off. The vested paid time off accrued by the employees of Sellers as of the Effective Date (referred to herein as “PTO”).

1.12	NIFO. Net revenue minus the cost of revenue less general and administrative expenses (excluding corporate office costs), as generally applied by Amedisys in calculating the financials of all its operating agencies in the second quarter of the current fiscal year. The treatment of specific cost items by Purchaser shall be as described in Schedule 1.12.

1.13	PTO. The accrued paid time off for employees of Seller as of the Effective Date, inclusive of accrued vacation time and sick leave to the extent that the latter is compensable by Seller.

2.	Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from Sellers, and Sellers agree to sell, transfer, convey, assign, and deliver to Purchaser, at the Closing, the Assets, free and clear of all liens, claims, liabilities, restrictions on transfer and encumbrances, except (i) those liabilities listed in Schedule 1.06, (ii) the restrictions set forth in the agreements and contracts identified in Schedule 5.06, copies of which are attached thereto; (iii) the consents required but not obtained identified in Schedule 5.03 and (iv) liens, claims and liabilities accruing on or after the Effective Date.

2.01	The Closing. The consummation of the transaction that is the subject of this Agreement shall occur on August 5, 2003 (the “Closing”), and shall be effective as of 12:01 a.m. August 1, 2003 (the “Effective Date”), and shall take place at the offices of the Purchaser, or at such other time and place, or in a manner, mutually agreed upon by the parties hereto.

3.	Consideration .

3.01	Purchase Price. The purchase price for the sale, transfer, conveyance, assignment, and delivery of the Assets to Purchaser, subject to the terms and conditions of this Agreement, shall be EIGHT MILLION AND NO/100 ($8,000,000.00) DOLLARS (“Purchase Price”) to be paid to Sellers by the Purchaser as set forth below.

3.01.01	Subject to Section 11.14, Purchaser will deliver to Sellers on the Effective Date, SIX MILLION AND NO/100 ($6,000,000.00) DOLLARS via bank wire transfer, less the amount of PTO liability assumed by Purchaser, said wire transfer will be made to Cypress Health Care Services, L.L.C. consistent with wiring instructions furnished by Sellers. Sellers do hereby declare that the considerations stated herein is adequate for the transfer and both Sellers acknowledge that same is adequate and will not raise as a defense to this contract the allegation of lack of consideration after same has been paid by Purchaser.

3.01.02	Purchaser will deliver and execute a promissory note (“Note”), the form of which is attached hereto as Schedule 3.01.02, payable to the order of Seller, for the principal amount of ONE MILLION AND NO/100 ( $1,000,000.00) DOLLARS. Payment of the Note shall be subject to Section 3.01.04. The Note shall bear interest as set forth in the Note on the unpaid principal balance and shall be payable in twelve (12) equal quarterly installments, said payments to begin on the three month anniversary of the Effective Date.

3.01.03	Purchaser shall deliver and the Sellers shall be entitled to receive the number of shares of Amedisys, Inc. common stock produced from a fraction, the numerator of which shall be ONE MILLION AND NO/100 ($1,000,000.00) DOLLARS and the denominator of which shall be the average of the last sales price for the thirty (30) trading days prior to the Effective Date.

3.01.04	Minimum NIFO. For each of the first twelve (12) quarters immediately following the Closing in which the business operation being sold by virtue of this Agreement earns at least $400,000.00 in NIFO, Sellers will receive a “quarterly payment pursuant to the Note”. Quarterly payments pursuant to the Note shall be made within 45 days after each quarter (Quarters shall be August 1-October 31, November 1-January 31, February 1-April 30, May 1-July 31). Quarterly annual payments pursuant to the Note Shall not exceed the principal amount of the Note.

3.01.05	Annual Earn Out. If, during any of the three twelve (12) month periods following the effective date, the business operation being sold by virtue of this Agreement fails to achieve $400,000.00 in NIFO for any quarter, but it does achieve annual NIFO of at least $1,600,000.00 for the year, the Sellers shall be entitled to a receive a payment at the end of the subject year in an amount necessary to bring the total quarterly payments pursuant to the Note for the subject year to at least $333,333.33. In the event that NIFO is less than $1,600,000.00 for any of the three twelve (12) month periods following the effective date, any quarterly payments required to be made pursuant to the Note, by virtue of the business operation achieving at least $400,000.00 in NIFO in any quarter during such year, will not be reduced.

3.02	Total Consideration. The payments to be made pursuant to the provisions of this Section 3 and the liabilities to be assumed by Purchaser pursuant to Section 4 shall constitute all the consideration to be paid by Purchaser in connection with the purchase of the Assets contemplated by this Agreement.

3.03	Purchase Price Adjustments. In accordance with the provisions of Section 3.04, the Purchase Price shall be adjusted at the Effective Date, and in accordance with the provisions of Section 3.05, the Purchase Price shall be adjusted on a date within thirty (30) days after the Effective Date.

3.04	Initial Purchase Price Adjustment. The Purchase Price on the Effective Date shall be decreased by an amount equal to the “Initial Purchase Price Adjustment”. The Initial Purchase Price Adjustment shall be an amount equal to the Estimated Value of Accrued PTO. “Estimated Value of Accrued PTO” shall mean the estimated liabilities of Sellers with respect to the employees of Sellers that are employed in the operation of Sellers’ Business and to whom offers of employment will be made by Purchaser, as provided herein. Prior to the Effective Date, Sellers shall deliver to Purchaser a schedule of the Estimated Value of Accrued PTO, a statement of which is contained in Schedule 3.04.

3.05	Proration. Seller and Purchaser shall prorate any amounts which will become due and payable after the Effective Date with respect to: (i) contracts and agreements comprising a part of the Assets, as disclosed on Schedule 5.06; (ii) property taxes on the Assets; (iii) ad valorem taxes, if any, on the Assets; (iv) all utilities servicing any of the Assets, including, without limitation, water, sewer, telephone, electricity, and gas services; and (v) all other charges and fees customarily prorated and adjusted in similar transactions (collectively, the “Prorations”). Sellers shall be liable for pre-Effective Date prorated amounts due and Purchaser shall be liable for post-Effective Date amounts due pursuant to items (i) through (v) above.

3.06	Final Purchase Price Adjustment. Within thirty (30) days after the Effective Date, Sellers and Purchaser shall determine the “Final Purchase Price Adjustment.” The

Final Purchase Price Adjustment shall be an amount equal to the Accrued PTO Difference (as defined below) plus or minus the Prorations.

3.06.01	Promptly following the Effective Date, Sellers shall provide Purchaser with a schedule which shall reflect the actual liabilities of Sellers with respect to the employees of Sellers that are employed in the operation of Sellers’ Business and to whom offers of employment have been made by Purchaser, as provided herein (“Value of Accrued PTO”). For purposes of the Final Purchase Price Adjustment, the amount by which the Estimated Value of PTO differs from the Value of Accrued PTO shall be the Accrued PTO Difference.

3.07	Payment of Final Purchase Price Adjustment. On or before forty-five (45) days after the Effective Date either (i) Purchaser shall pay Sellers in immediately available funds the amount by which the Initial Purchase Price Adjustment exceeds the Final Purchase Price Adjustment or (ii) Sellers shall pay Purchaser in immediately available funds the amount by which the Initial Purchase Price Adjustment is less than the Final Purchase Price Adjustment.

3.08	Misdirected Payments. Except as provided herein, if either party receives any amount from patients or third-party payors which relate to services rendered by the other party, the party receiving such amount shall, within seventy-two (72) hours of receipt thereof, remit such full amount to the other party. If Purchaser receives any amounts from the Medicare or Medicaid program for reimbursement associated with the operation of Sellers’ Business and relating to services performed during periods prior to the Effective Date, Purchaser shall, within seventy-two (72) hours of receipt thereof, tender same to Seller. If either Seller receives any amounts from the Medicare program for reimbursement associated with the operations of Sellers’ Business relating to services performed during periods subsequent to the Effective Date, Sellers shall, within seventy-two (72) hours of receipt thereof, tender same to Purchaser. In the case of Medicare/Medicaid withholds attributable to the government’s satisfaction of repayments owed from Sellers for periods prior to the Effective Date, Purchaser will notify Seller of the withholds, and Sellers shall have 30 days to review and audit the withholdings, and shall, if the withholdings by the government is valid, within seventy-two (72) hours thereafter, tender payment for withheld amounts to Purchaser.

3.09	Payment for Post-Closing Services:

3.09.01	Medicare Billings. Purchaser and Sellers acknowledge and agree that, as to episodes of Medicare Home Health Care Services in progress as of the Effective Date and continuing following the Effective Date (“Straddle Episodes”), any billing or claims submissions to occur after the Effective Date will be performed by Purchaser. The revenue from each such Straddle Episode will be divided pro rata, and paid from the joint checking account referred to in Section 3.09.03, based on the total number of visits per episode, between Purchaser and Sellers. (For the purpose of this paragraph, visits made before the Effective Date shall be credited to the Sellers and visits made after the Effective Date shall be credited to the Purchaser.) The billing for Straddle Episodes that has not been made by Sellers before Closing shall be made by Purchasers after Closing.

3.09.02	Other Billings: For revenue earned through Medicaid, Managed Care, Private Insurance, Self-Pay, Private Pay, and for Medicare episodes that are completed prior to the Effective Date and have not been billed by Sellers, Sellers and Purchaser acknowledge and agree that the Purchaser, after the Effective Date, will bill and collect for certain home health services provided by the Sellers, their agents and employees. The revenue for these services will be received for the credit of the Sellers.

3.09.03	Handling of Funds. The Purchaser and the Sellers will maintain a joint checking account for each provider number which will receive the funds for the services rendered in paragraph 3.09.01 and 3.09.02 above. The said checking account shall require the signature of one representative of the Sellers and one representative of the Purchaser on each check issued. The said checking account will be adjusted weekly to credit, from the deposits into that account, the monies due them as set forth in paragraph 3.09.01 and 3.09.02 above. At the time of the weekly adjustments each party shall receive the amount due to them. Sellers agree, on the Effective Date, to send the appropriate notices to all payors, including, but not limited to, Medicare and Medicaid, authorizing and directing that all payments for services rendered be immediately deposited into said joint checking account.

3.10	Non-Remuneration. The Sellers hereby warrant, covenant, and agree that the payments made pursuant to Section 3 shall not be paid in whole or in part, directly or indirectly, overtly or covertly, in cash or in kind, to any physician or other referral source of the Seller’s Business to induce or reward referrals.

4.	Assumption of Liabilities.

4.01	Liabilities, Contractual Obligations. In connection with the purchase of the Assets hereunder, Purchaser shall specifically assume at Closing, but as of the Effective Date, (i) the Liabilities listed on Schedule 1.06; and (ii) the obligations of Sellers accruing on or after the Effective Date, pursuant to the contracts and agreements comprising a part of the Assets, which contracts are listed on Schedule 5.06. Purchaser shall not assume any other liabilities, contingent or certain, of Sellers.

5.	Representations and Warranties of Sellers. Sellers hereby represent and warrant to Purchaser, as of the Closing and the Effective Date (unless another date is expressly provided in this

Section 5) that the statements contained in this Section 5 are, to the best of Sellers’ Knowledge correct and complete:

5.01	Ownership. Sellers are the beneficial owners of the Assets and have good and marketable title to, and/or a valid leasehold interest in, and the right to sell, assign, and transfer the Assets to Purchaser, free and clear of any security interest, claims, liens, pledges, penalties, charges, restrictions on transfer, encumbrances whatsoever of every kind and character, other than (i) the restrictions set forth in the agreements and contracts identified in Schedule 5.06; and (ii) those accruing on or after the Effective Date. At Closing, and after obtaining the consents described on Schedule 5.03, good and marketable title to, or valid leasehold interest in, the Assets shall be delivered to Purchaser, free and clear of any security interest, claims, liens, pledges, penalties, charges, encumbrances, whatsoever, other than those specifically set forth and assumed herein.

5.02	Valid Existence. Each Seller is duly organized, validly existing, and in good standing as a corporation or limited liability company, respectively, under the laws of the State of Louisiana and has full power and authority (including all licenses, franchises, permits, and other authorizations that are legally required) to own the Assets, its properties and to engage in the business and activities now conducted by them. Sellers are in good standing in each jurisdiction in which they conduct business.

5.03	Due Authorization: Consent of Third Parties. Each Seller has the right, power, legal capacity and authority to enter into and perform Sellers’ obligations under this Agreement, and no approval or consent of any person other than the Sellers is necessary in connection with the execution, delivery, or performance of this Agreement by the Sellers, except for the consents set forth in Schedule 5.03, which shall set forth all third party consents necessary for Sellers to perform their obligations hereunder at Closing. For the purpose of this paragraph, third party consents are the permissions that are needed for the Sellers to transfer valid title of the Assets herein. For the purposes of this paragraph, third party consents are not consents by third parties to assignments of contracts as discussed in other portions of this Agreement. This Agreement constitutes a legal and binding obligation of the Sellers, and is valid and enforceable against the Sellers in accordance with its terms except that (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization, and similar laws of general application affecting the rights and remedies of parties, and (ii) the enforceability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver, or other equitable remedies, is subject to the discretion of courts of competent jurisdiction.

5.04	Use of Assets. All of the Assets which are tangible personal property are located at the above stated addresses of Sellers and are free and clear from defects, except those that would not have a Material Adverse Effect, are maintained in accordance with normal industry practice and are in good operating condition and repair, normal wear and tear excepted. To Sellers’ Knowledge, the Assets are being utilized by Sellers in conformity with all applicable federal, local and state health care related and imposed rules, regulations, laws, statutes, and permits (“Health Care Laws”) applicable to Sellers, and to the best of Sellers’ Knowledge all other federal, state and local rules, regulations, laws, statutes and permits, except where failure to so conform will not have a Material Adverse Effect.

5.05	Litigation. Except as described on Schedule 5.05, there is not any suit, action, arbitration, or legal, administrative, or other proceeding or governmental investigation pending or, to the best of Sellers’ Knowledge, threatened (in the form of threats made to representatives of Sellers), against or affecting Sellers’ Business or the Assets, including but not limited to any action or claim under any federal, state, local or other governmental act, rule, regulation, or any interpretations thereof, relating to environmental matters or the protection of the safety and health of persons connected with Sellers’ Business (including but not limited to the transportation, treatment, storage, recycling, disposal, or release into the environment of hazardous or toxic materials or waste), or any basis on which any proceeding or investigation against Sellers might reasonably be undertaken or brought. The Sellers have informed Purchaser of, and upon request has furnished or made available to Purchaser copies of all relevant court papers and other documents relating to the matters set forth in this Section. Sellers have described on Schedule 5.05 all suits, actions, arbitrations, or other proceedings or investigations in which either Seller has been a party to during the five year period immediately preceding the Effective Date. Except as described on Schedule 5.05, Sellers are not in default with respect to any order, writ, injunction, or decree of any Health Care Law. In addition, to Sellers’ Knowledge, neither Seller is in violation of any other federal, state, local law, rule or regulation, or foreign court, department, agency, or instrumentality. Except as set forth on Schedule 5.05, neither Seller is presently engaged in any legal action in which either Seller is a defendant. During the five year period immediately preceding the Effective Date, except as described on Schedule 5.05, neither Seller has received nor been a party to any written notice of violations, orders, claims, citations, complaints, penalties, assessments, court, or other proceedings, administrative, civil or criminal, at law or in equity, with respect to any Health Care Law. In addition, to Sellers’ Knowledge, except as described on Schedule 5.05, neither Seller has received nor been party to any written notice of violations, orders, claims, citations, complaints, penalties, assessments, court, or other proceedings, administrative, civil or criminal, at law or in equity, with respect to any alleged violations of any other federal, state, or local environmental law, regulation, ordinance, standard, permit, or order in connection with the conduct of its business or otherwise during the past five years.

5.06	Contracts, Agreements and Instruments. Schedule 5.06 contains a list of the following, copies of which have been heretofore furnished by Sellers to Purchaser, which acknowledges receipt thereof:

5.06.01	The Articles of Incorporation or Organization, Bylaws or Operating Agreement and/or other organizational documents of Sellers and all amendments thereto, as presently in effect, certified by a member of Sellers;

5.06.02	True and correct copies of all contracts, agreements and other instruments material to the going concern of Sellers’ Business to which either Seller is a party; and

5.06.03	True and correct written descriptions of all verbal contracts and/or agreements material to the going concern of Sellers’ Business to which either Seller is a party.

Except for matters which, in the aggregate, would not have a Material Adverse Effect or are otherwise disclosed in the Agreement, neither Seller is, and to the best of Sellers’ Knowledge, no other party to any such contract, agreement, instrument, lease, or license is, now in violation or breach of, or in default with respect to complying with, any material provision thereof, and each such contract, agreement, instrument, lease, or license by which either Seller is presently engaged is in full force and effect and is the legal, valid, and binding obligation of the parties thereto and is enforceable as to them in accordance with its terms, except where the enforcement may be altered or prohibited by law. To Sellers’ Knowledge, no person or entity, including either of the Sellers, has given notice or taken any action inconsistent with the continuance of any such arrangement, contract or understanding, except for matters which, in the aggregate, will not have a Material Adverse Effect; and subject to obtaining the consents described on Schedule 5.03, the execution, delivery, and performance of this Agreement will not prejudice any such arrangement, contract or understanding in any way, except for matters which, in the aggregate, will not have a Material Adverse Effect.

5.07	Compliance With Law; Taxes. To Sellers’ Knowledge, Sellers have complied with, and are not in violation of any (i) term or provision of their organizational documents (including but not limited to, Articles of Incorporation or Organization, or Bylaws or Operating Agreement; (ii) term or provision of any applicable judgment, decree, order, statute, injunction, rule, ordinance known to it; (iii) any Health Care Law; or (iv) to the best of Sellers’ Knowledge, foreign, United States, state or local statutes, laws, rules or regulations except where such non-compliance or violation will not have a Material Adverse Effect. Each Seller has timely filed all federal, state, and local tax returns required to be filed and all such returns are complete and correct. Schedule 5.07 contains a list of tax liabilities of which Sellers are aware. Except as described on Schedule 5.07, each Seller has made timely payment of all such taxes when due and payable and has paid all interest, penalties, deficiencies, and assessments, if any, levied or assessed against it. Except as described on Schedule 5.07, each Seller has duly withheld, collected, and timely paid to the proper governmental authorities all taxes required to be withheld and collected by it. There are no agreements for extension of the time of assessment of payment of any taxes of Sellers, except as otherwise disclosed by Sellers. No waiver of any statue of limitations has been executed by the Sellers. There are no examinations by the Internal Revenue Service of either Seller presently in process of the tax returns of Sellers for any year(s) open to such examination.

5.08	Permits and Licenses. Each Seller has all permits, licenses, and other similar authorizations necessary for the conduct of its business as now being conducted by it, and it is not in default in any respect under any such permits, licenses, or authorizations. No royalties, commissions, or fees are payable by either Seller to any person by reason of the ownership or use of any intangible property, except as set forth in the contracts described on Schedule 5.06. There are no material licenses, sublicenses, or agreements relating to the use by either Seller of any intangible property now in effect, except as set forth in the contracts described on Schedule 5.06, and neither Seller has knowledge that any intangible property is being infringed by others. No claim that will have a Material Adverse Effect on the business of the either Seller is pending or, to the best of Sellers’ Knowledge, threatened, that concerns the operation of Sellers’ Business or any method, process, part, or material that either Seller employs, conflicts in any material way with, or infringes in any material way upon any rights of the type enumerated above, owned by others.

5.09	Employees.

5.09.01	Current Employees. Schedule 5.09.01 is a list of names of all employees of Sellers employed within the operations of Sellers’ Business as of the Closing, stating the amounts or rates of compensation payable to each, the employee benefits enjoyed by each, and whether or not each respective employee has executed any employment agreement with Sellers.

5.09.02	Employment of Sellers’ Employees. Schedule 5.09.02 is a list of names of employees of Sellers which Purchaser will solicit for employment effective as of the Effective Date (the employees listed on Schedule 5.09.02 shall be referred to individually as “Assumed Employee” and collectively “Assumed Employees”).

5.09.03	Non-Employment or Solicitation of Assumed Employees by Sellers. Each Seller agrees that for a period of two (2) years following the Effective Date, Sellers, immediately upon written request from Purchaser, will cease to employ, in any capacity, any Assumed Employee. Each Seller will also cause any of its affiliate companies, or any affiliate company of any of the Principals, to likewise, immediately upon written request from the Purchaser, to cease employment of any Assumed Employees. Each Seller further agrees that it will pay to Purchaser the sum of Five Thousand and no/100 ($5,000.00) Dollars as agreed to liquidated damages as a sole remedy for each breach of this provision, unless said breach is expressly waived by Purchaser.

Schedule 5.09.03 lists those employees of Sellers who exempt from the restrictions in Section 5.09.03.

5.10	No Violation of Employee Contracts. Neither Seller is, and to the best of Sellers’ knowledge, no employee of either Seller is, in violation of any term of any employment contract, non-competition agreement, or any other contract or agreement or any restrictive covenant with, or any other common law obligation to, a former employer of such employee relating to the right of any such employee to be employed by either Seller because of the nature of the business conducted by Sellers or of the use of trade secrets or proprietary information of others. There is no pending nor, to the best of Sellers’ Knowledge, threatened, any actions, suits, proceedings, or claims with respect to any contract, agreement, covenant, or obligation referred to in the preceding sentence.

5.11	Hazardous Materials. Neither Seller is in the business of possession, transportation, or disposal of hazardous materials. If and to the extent that Sellers’ Business has involved the possession, transportation, or disposal of hazardous materials, to Sellers’ Knowledge, each Seller has complied with any and all applicable laws, ordinances, rules, and regulations and has not and will not be the basis of any claim or proceeding against, or any liability of, either Seller with respect to the period prior to the Effective Date. To the best of Sellers’ Knowledge, no employee of either Seller has been exposed to hazardous materials during the period of employment by Sellers such that exposure could cause damage to such employee.

5.12	Interest in Competitors. To Sellers’ Knowledge and the knowledge of Principals, except as disclosed on Schedule 5.12, none of the Principals, and none of Sellers’ officers or directors, or other principal(s), have a direct or indirect ownership interest in any competitor, supplier, or customer or referral source of either Seller, Purchaser or in any person from whom or to whom either Seller leases any real or personal property, or in any other person with whom either Seller is doing business.

5.13	Financial Condition. Sellers have delivered to Purchaser true and correct copies of the following: the audited balance sheet, income statement, and cash flow of each Seller for the fiscal years ended December 31, 2001, and December 31, 2002 and an unaudited balance sheet (“Sellers’ Last Balance Sheet”), and income statement for the three months ended March 31, 2003. Each such balance sheet presents fairly in all material respects the financial condition, assets and liabilities of each respective Seller as of its date; and each such statement of income presents fairly in all material respects the results of operations of each respective Seller for the period indicated. The financial statements referred to in this section have been prepared in accordance with GAAP and the books and records of Sellers. Schedule 5.13 shall include copies of Sellers’ audited balance sheets and income statements, respectively, for the year ended December 31, 2002, as well as Sellers’ unaudited balance sheets and income statements, respectively, for the three months ended March 31, 2003.

5.14	Changes or Events. Other than in the ordinary course of business, since December

31, 2002, except as described on Schedule 5.14, none of the following has occurred:

5.14.01	Other than in the ordinary course of business, any changes in the condition (financial or otherwise), liabilities, Assets, business, or in any business relationships of Sellers, including relationships with suppliers or customers, that, when considered individually or in the aggregate, are reasonably expected to have a Material Adverse Effect;

5.14.02	The destruction of, damage to, or loss of any asset of Sellers (regardless of whether covered by insurance) that, when considered individually or in the aggregate, are reasonably expected to have a Material Adverse Effect;

5.14.03	Any labor disputes that, when considered individually or in the aggregate, are reasonably expected to have a Material Adverse Effect;

5.14.04	There have been no change in accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) by either Seller, except for any such changes as were required by law;

5.14.05	Other than in the ordinary course of business, any increase in the salary or other compensation payable or to become payable by Sellers to any employee, or the declaration, payment, or commitment or obligation of any kind for the payment by Sellers of a bonus or other additional salary or compensation to any such person;

5.14.06	Any mortgage, pledge, or other encumbrance of any asset of Sellers except in the ordinary course of business;

5.14.07	The material amendment or termination of any material contract or agreement to which either Seller is a party, except in the ordinary course of business;

5.14.08	The waiver or release of any right or claim of either Seller, except in the ordinary course of business;

5.14.09	Except such matters undertaken in consultation with Purchaser, any failure on the part of either Seller to operate its business in the ordinary course and consistent with past practices so as to preserve its business organization intact, to retain the services of its employees and to preserve its goodwill and relationships with suppliers, creditors, customers, and others having business relationships with it;

5.14.10	Any action taken or omitted to be taken by either Seller which would cause (after lapse of time, notice or both) the breach, default, or acceleration of any right, contract, commitment, or other obligation of either Seller; or

5.14.11	Any agreement by either Seller to do any of the things described in the preceding clauses in this section.

5.15	No Defaults. Subject to obtaining the consents described on Schedule 5.03 and the contracts made a part thereof, the consummation of the transactions contemplated by this Agreement will not result in or constitute any of the following: (i) a breach of any term or provision of any other agreement to which either Seller is a party that will not be waived or released at the Closing, (ii) a default on an event that will not be waived or released at the Closing and that, with notice or lapse of time or both, would be a default, breach, or violation of the organizational documents of either Seller or of any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust, or other agreement, instrument, or arrangement to which either Seller is a party or by which either Seller or its assets is bound; (iii) an event that will be waived or released at Closing and that would permit any party to terminate any agreement or to accelerate the maturity of any indebtedness or other obligation of either Seller; (iv) the creation or imposition of any lien, charge, or encumbrance on any of the Assets; or (v) a violation of any law or any rule or regulation of any administrative agency or governmental body unrelated to the business or profession of health care and any profession related to health care, of any order, writ, injunction or decree of any court, administrative agency or governmental body to which either Seller is subject.

5.16	Liabilities. No liabilities of Sellers will be assumed by or transferred to Purchaser pursuant to the transactions contemplated by this Agreement, except as provided in Section 1.06, those listed in Schedule 1.06, or as provided in Section 4, nor will any of the Assets to be acquired by Purchaser to this Agreement be subject to any pre-Effective Date liabilities, nor will Purchaser otherwise be liable for any other liabilities of Sellers.

5.17	No Prohibited Payments. Neither Sellers nor any employee or agent of Sellers have made or authorized any payment of funds of either Seller or on behalf of either Seller prohibited by law or no funds of either Seller have been set aside to be used for any payment prohibited by law.

5.18	Completeness of Disclosure. No representation or warranty by either Seller in this Agreement including the Schedules, Exhibits, and certificates prepared by Sellers incorporated herein, contains any untrue statement of a material fact or omits any material fact necessary in order to make the statements contained herein not misleading to the best of Sellers’ and Principals’ knowledge, information and belief.

5.19	Insurance and Benefits. Sellers shall maintain its current insurance coverage by purchasing tail insurance for its professional and general liability claims made policies, said tail to be for a period of not less than one year. With the exception of

PTO, Sellers shall also fund all of their employer-related liabilities for payroll taxes, workers compensation, 401K funding, health insurance, and any other employee benefit within the times prescribed by law or contract and provide evidence of satisfactory compliance to Purchasers within thirty (30) days thereafter, such that no liabilities to any of Sellers’ employees shall continue to exist as of the Effective Date with respect to health, pension or retirement benefits.

5.20	Cost Report Liabilities. Sellers hereby represent and warrant that neither Seller is obligated to Medicare or any federal agency for cost report liabilities arising prior to October 1, 2000. Sellers will utilize their best efforts to assist and enable Purchasers to obtain the benefit of the indemnity from Oschner Health Services for cost report liabilities associated with periods prior to 2000.

5.21	Provider Numbers. Sellers and Principals hereby represent and warrant that the Medicare and Medicaid providers numbers referenced in Section 1.01 h) are the only Medicare and/or Medicaid provider numbers owned and/or currently being utilized in the operation of the Sellers’ Business by either Seller or the Principals respectively.

5.22	Liquidated Damages. Sellers recognize their duty to consummate the transaction as required by this Agreement and in the event the Sellers refuse to consummate said transaction as required herein, the Purchaser shall have the right to either declare this Agreement null and void, demand specific performance or receive $1,000,000.00 in agreed liquidated damages.

6.        Representation and Warranties of Purchaser.    Purchaser hereby represents and warrants to Sellers, as of the Closing and the Effective Date, that the statements contained in this Section 6 are correct and complete:

6.01	Organization. Purchaser is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Louisiana and is authorized to do business in every other jurisdiction in which its ownership, leasing, licensing, or use of property assets or the conduct of its business makes such qualification necessary, except where the failure to do so would not have a Material Adverse Effect.

6.02	Due Authorization: Purchaser has the right, power, legal capacity, and authority to enter into and perform its obligations under this Agreement. The execution, delivery, and performance of this Agreement by the Purchaser has been duly authorized by its board of directors and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement constitutes a legal and binding obligation of the Purchaser, and is valid and enforceable against the Purchaser in accordance with its terms except that (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization, and similar laws of general application affecting the rights and remedies of parties, and (ii) the enforceability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver or other equitable remedies, is subject to the discretion of courts of competent jurisdiction.

6.03	No Violation. The consummation of the transactions contemplated by this Agreement will not result in or constitute (i) a default or an event that will not be waived or released at the Closing and that, with notice or lapse of time or both, would be a default, breach, or violation of the Articles of Organization or Operating Agreement of Purchaser or (ii) a violation of any law or any rule or regulation of any administrative agency or governmental body or any order, writ, injunction, or decree of any court, administrative agency or governmental body to which Purchaser is subject.

6.04	Completeness of Disclosure. No representation or warranty and no Schedule, Exhibit, or certificate incorporated herein and prepared by Purchaser pursuant hereto and no statement made or other document prepared by Purchaser and furnished to Sellers by Purchaser contains any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statements contained therein not misleading.

6.05.	Liquidated Damages. Purchaser recognizes its duty to consummate the transaction as required by this Agreement and in the event the Purchaser refuses to consummate said transaction as required herein, the Sellers shall have the right to either declare this Agreement null and void, demand specific performance or receive $1,000,000.00 in agreed liquidated damages.

7.        Condition to Obligations of Purchaser and Closing.    The obligations of Purchaser to proceed to Closing and the obligations of Purchaser under this Agreement are subject, at the option of Purchaser, to the satisfaction of the following conditions:

7.01	Accuracy of Representations and Compliance With Conditions. All representations and warranties of Sellers contained in this Agreement shall be accurate as of the Closing and the Effective Date, other than such representations and warranties that are made as to another date. As of the Effective Date, Sellers have performed and complied with all covenants and agreements and satisfied all conditions required to be performed and complied with by Sellers at or before such time by this Agreement.

7.02	Closing Documents. In connection with the Closing, Sellers shall deliver to Purchaser the following items:

7.02.01	Bills of sale, endorsements, assignments, drafts, checks, and other instruments of transfer in form and substance consistent with this Agreement and mutually satisfactory to Purchaser and Sellers in order to transfer all right, title and interest of Sellers in the Assets to Purchaser. It is understood between the parties that Purchaser shall prepare all

Closing documents.

7.02.02	Evidence (including, if applicable, the delivery of duly executed UCC-3 Termination Statements) reasonably satisfactory to Purchaser and its counsel, of the satisfaction and discharge by Sellers of all existing liens, claims, and encumbrances upon or affecting the Assets, subject to Section 7.02.03; and

7.02.03	Within thirty (30) days following the Effective Date, Sellers shall deliver those UCC-3’s discharging existing liens upon the Assets identified by Purchaser, which the Sellers are unable to obtain as of the Effective Date.

7.02.04	Such other instruments and documents in form and content consistent with the terms of this Agreement and mutually satisfactory to Sellers and Purchaser, as may be necessary or appropriate to (i) effectively transfer and assign to and vest in Purchaser good and marketable title to the Assets and/or to consummate more effectively the transactions contemplated hereby and (ii) in order to enable Purchaser to determine whether the conditions to Sellers’ obligations under this Agreement have been met and otherwise to carry out the provisions of this Agreement.

7.02.05	A legal opinion letter from Seller’s counsel indicating that the Sellers are legally and validly organized, in good-standing, and authorized to conduct and enter into the Transaction.

7.03	Review of Proceedings. All actions, proceedings, instruments, and schedules required to carry out this Agreement, or any agreement incidental thereto and all other related legal matters shall be subject to the reasonable approval of counsel to Purchaser, and Sellers shall have furnished such counsel for Purchaser such schedules as such counsel may have reasonably requested for the purpose of enabling them to pass upon such matters, and Purchaser acknowledges receipt of such schedules.

7.04	Legal Action. There shall not have been instituted or threatened any legal proceeding relating to, or seeking to prohibit or otherwise challenging the consummation of the transactions contemplated by this Agreement or related agreements or to obtain substantial damages with respect thereto.

7.05	No Governmental Action. There shall not have been any action taken, or any law, rule, regulation, order, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement by any federal, state, local, or other governmental authority or by any court or other tribunal, including the entry of a preliminary or permanent injunction which, in the reasonable judgement of Purchaser:

7.05.01	Makes any of the transactions contemplated by this Agreement illegal;

7.05.02	Results in a delay which affects the ability of Purchaser to consummate any of the transactions contemplated by this Agreement;

7.05.03	Requires the divestiture by Purchaser of a material portion of the business of either Purchaser taken as a whole, or of Sellers taken as a whole; and

7.05.04	Otherwise prohibits, restricts, or delays consummation of any of the transactions contemplated by this Agreement or impairs the contemplated benefits to Purchaser of the transactions contemplated by this Agreement.

7.06	Contractual Consents Needed. Except for managed care contracts, Sellers shall make all reasonable efforts to obtain, upon the Closing, all consents for assignments of contracts in order to aid consummation of the transactions contemplated by this Agreement from any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which either Seller is a party, or to which any of their respective businesses, properties, or assets are subject, except where the failure to obtain the same would not have a Material Adverse Effect on this Agreement.

7.07	Other Agreements. Agreements set forth as exhibits or schedules to this Agreement shall have been duly authorized, executed, and delivered by the parties thereto at or prior to the Closing, shall be in full force and effect, valid and binding upon the parties thereto, and enforceable by them in accordance with their terms at the Closing, and no party thereto at any time from the execution thereof until immediately after the Effective Date shall have been in violation of or in default in complying with any material provision thereof.

7.08	Board of Director and Shareholder Approval. The Board of Directors or Governing Member, as the case may be, and shareholders/members if necessary, of Purchaser, Guarantor and each Seller shall have approved the transactions contemplated herein.

7.09	Purchaser Audit of Seller Financials. Purchaser shall have caused its external auditors to inspect the financial records and statements of each Seller, and said audit does not reveal any information that, in the discretion of Purchaser, shall have a Material Adverse Effect on the Assets or Sellers’ Business.

7.10	Public Statements. Before any party shall execute or administer a press release or public announcement related to consummation of this transaction, the Parties shall cooperate with, each other and shall furnish drafts of all documents or proposed oral statements to each other for comment, and shall not release any such information without the written consent of the other. Nothing contained herein shall prevent any party from furnishing any information to any governmental authority if required to do so by law.

7.11	Software Licensing. Prior to the Effective Date, the owner of the home health software currently being utilized by Sellers in Sellers’ Business shall have entered into a Software Licensing Agreement in the form substantially similar to Schedule 7.11.

7.12	Escrow Agreement. The Sellers and Purchaser shall have entered into the Escrow Agreement pursuant to Section 11.14.

7.13	Employment Agreements. The Principals shall have entered into employment agreements with Purchaser in the form substantially similar to Schedule 7.13.

7.14	Interim Management Agreements. Purchaser shall have entered into Interim Management Agreements with Global Management Services, L.L.C.

8.        Conditions to Obligations of Sellers and Closing.    The obligation of Sellers to proceed to Closing and the obligations of Sellers under this Agreement are subject, at the option of Sellers, to the satisfaction of the following conditions:

8.01	Accuracy of Representations and Compliance With Conditions. All representations and warranties of Purchaser contained in this Agreement shall be accurate as of the Closing and the Effective Date, other than such representations and warranties that are made as to another date. As of the Effective Date, Purchaser shall have performed and complied with all covenants and agreements and satisfied all conditions required to be performed and complied with by Purchaser at or before such time by this Agreement.

8.02	Other Closing Documents. Purchaser shall have delivered to Sellers, at or prior to the Closing, such other documents as Sellers may reasonably request in order to enable Sellers to determine whether the conditions to its obligations under this Agreement have been met and otherwise to carry out the provision of this Agreement. Sellers shall also execute the required 855A notice of change of ownership, which shall not be submitted by Purchasers to regulatory authorities until such time as this Agreement is executed.

8.03	Review of Proceedings. All actions, proceedings, instruments, and documents required to carry out this Agreement, or any agreement incidental thereto and all other related legal matters shall be subject to the reasonable approval of counsel to Sellers and Purchaser shall have furnished such counsel such documents as such counsel may have reasonably requested for the purpose of enabling them to pass upon such matters.

8.04	Legal Action. There shall not have been instituted or threatened any legal proceeding relating to, or seeking to prohibit or otherwise challenging the consummation of, the transactions contemplated by this Agreement or related agreements set forth as an exhibit hereto, or to obtain substantial damages with respect thereto.

8.05	No Governmental Action. There shall not have been any action taken, or any law,

rule, regulation, order, or decree proposed, promulgated, enacted, entered, enforced, or deemed applicable to the transactions contemplated by this Agreement by any federal, state, local, or other governmental authority or by any court of other tribunal, including the entry of a preliminary or permanent injunction, which, in the reasonable judgment of Sellers:

8.05.01	Makes any of the transactions contemplated by this Agreement illegal;

8.05.02	Results in a delay which affects the ability of either Seller to consummate any of the transactions contemplated by this Agreement;

8.05.03	Otherwise, prohibits, restricts, or delays consummation of any of the transactions contemplated by this Agreement or impairs the contemplated benefits to Sellers of the transactions contemplated by this Agreement.

8.06	Other Agreements. Agreements set forth as exhibits or schedules to this Agreement shall have been duly authorized, executed, and delivered by the parties thereto at or prior to the Closing, shall be in full force, valid and binding upon the parties thereto, and enforceable by them in accordance with their terms at the Closing, and no party thereto any time from the execution thereof until immediately after the Effective Date shall have been in violation of or in default in complying with any material provision thereof.

8.07	Board Approval. The Board of Directors or Governing Member, as the case may be, and shareholders/members if necessary, of Purchaser, Guarantor and each Seller shall have approved the transaction contemplated herein.

8.08	A legal opinion letter from Purchaser’s counsel indicating that the Purchasers are legally and validly organized, in good-standing, and authorized to conduct and enter into the Transaction.

9.	Covenants and Agreements of Purchaser. Purchaser covenants and agrees as follows:

9.01	Post Closing Covenants. On and after the Effective Date, Purchaser agrees to maintain in confidence and not to disclose, except in accordance with and as permitted by applicable laws and regulations, the records of the patients to whom Sellers provided services.

9.02	Information Accessibility. Upon prior reasonable notice and at reasonable times, Sellers shall be allowed access to those patient records transferred herein as well as detailed financial information, including income, expense, payroll and other records that may be needed to calculate quarterly and annual payments set out in Section 3 herein.

10.	Covenants and Agreements of Sellers. Sellers covenant and agrees as follows:

10.01	Payment of Taxes. All accrued but unpaid federal, state, and local income and other taxes of Sellers for the period ending up to but excluding the Effective Date and all prior periods will be paid by Sellers.

10.02	Post-Closing Consents. Sellers agree to use their best good faith efforts to secure and/or assist Purchaser in securing post-Closing third party consents material to the ongoing operation of Sellers’ Business.

10.03	Information Accessability. Upon reasonable notice and at reasonable times, Purchaser shall be allowed access to those patient records transferred herein as well as detailed financial information, including income, expense, payroll and other records that may be needed to conduct and operate the business.

11.	Miscellaneous.

11.01	Non Competition by Sellers and Principals. For a period of two years from and following the ate, without the prior written consent of the Purchaser, neither Sellers nor the Principals, shall, in any capacity as an entity, partner, shareholder, consultant, joint venturer or owner, or in any other capacity, within the parishes of Jefferson, Orleans, St. Bernard, St. Tammany, Tangipahoa, St. Charles, St. James, St. John the Baptist, Lafourche, Livingston, Terrebonne, Assumption, Ascension, East Baton Rouge, West Baton Rouge, Iberville, Plaquemines, Washington, and St. Helena, (i) invest (other than investments in publicly-owned companies whose securities are traded on the New York Stock Exchange or American Stock Exchange or listed on NASDAQ which constitute not more than 1% of the outstanding securities of any such company) in any Medicare or Medicaid home health care business, or (ii) engage in any Medicare, Medicaid or private pay home health care business that is competitive with Purchaser or any of its affiliates. As used in this provision, “affiliates” shall mean persons or entities that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Sellers and as such term is further defined under the Securities Act of 1933, as amended.

11.01.01	The parties acknowledge:

(i) that due to the nature of the business, the foregoing covenants place no greater restraint upon the Sellers and Principals than is reasonably necessary to protect the business and goodwill of the Purchaser;

(ii) that these covenants protect a legitimate interest of the Purchaser and do not serve solely to limit the Purchaser’s future competition;

(iii) that this Agreement is not an invalid or unreasonable restraint of trade; and

(iv) that a breach of this Section 11.01 by either Seller or any of the

Principals would cause irreparable damage to the Purchaser.

11.01.02	In the event of any breach, or any threatened or attempted breach by either Seller or any of the Principals of the restrictions set forth in this Section, herein contained, it is agreed that in addition to all other legal remedies, the Purchaser shall also have the right, after prior notice to the breaching Seller or Principal of said breach or threatened or attempted breach, and after said Seller or Principal has had two (2) days subsequent to said notice to cease and desist said breach or threatened or attempted breach and/or specifically perform as required under this Agreement, to obtain an injunction prohibiting such violation or attempted threatened violation or order of specific performance in commanding compliance with the restrictions herein contained, in accordance with of this Agreement. Additionally, Sellers shall be afforded thirty (30) days to remedy any breach or threatened breach, after which time Purchasers shall be entitled to a temporary restraining order as provided hereunder. Sellers and Principals further agree that for the purpose of any such injunction proceeding, it shall be presumed that Purchaser’s legal remedies would be inadequate and that Purchaser would suffer irreparable harm as a result of the breaching Seller’s/Principal’s violation of the provisions of this Section 11.01 and Purchasers shall be entitled to injunctive relief without the necessity of posting bond or other security therefor.

11.01.03	(i) Sellers and Principals hereby acknowledges that the restrictive covenants set forth above are reasonable as to time and scope and are reasonably necessary to protect the Purchaser’s business and the valuable and extensive trade which the Purchaser has established through its own expense and effort;

(ii) Sellers and Principals further agree that, should the legality or enforceability of the restrictive covenants ever be challenged and any part thereof be deemed unreasonably excessive, the Court rendering such decision shall not invalidate the restrictive covenant in its entirety, but rather shall reduce the scope thereof to what the Court deems reasonable under the circumstances;

(iii) Sellers and Principals further agree that such non-competition covenants and/or any portion thereof are severable, separate and independent, and should any specific restriction or the application thereof, to any person, firm, corporation or situation be held to be invalid, that holding shall not effect the remainder of such restrictive covenant.

11.02	Confidentiality. Sellers and Principals hereby acknowledge that they have had access to the confidential information of the business being transferred hereby, its customers and agents, including, without limitation, financial information, personnel information, lists of customers and accounts, and such other information of a confidential nature which must remain confidential for the continuing success of Purchaser (“Confidential Information”). Each Seller and Principal agrees that it will not, without the Purchaser prior written permission, use Confidential Information except for the exclusive benefit of Purchaser, or directly or indirectly disclose Confidential Information intentionally or unintentionally to any third party.

11.03	Non-Solicitation. Sellers and Principals acknowledge that the business goodwill and business contacts of Sellers are a valuable asset which is the subject of this Agreement. Therefore, in consideration of the mutual promises herein contained, and other good and valuable consideration, to protect the foregoing valuable property of Purchaser, Purchaser, Sellers and Principals expressly covenant and agree as follows:

11.03.01	For a period of two years from and following the Effective Date, each Seller and Principal specifically agrees that it will not, for itself, on behalf of, or in conjunction with any person, firm or corporation other than Purchaser (either as principal, employee, shareholder, director, partner, Sellers, owner or part owner of any corporation, partnership or any type of business entity) do any of the following:

(i) subject to patients’ rights to choice of providers, directly or indirectly solicit or divert any Medicare or Medicaid home health care business or patronage from Purchaser, to a competitor or for the benefit of Sellers or the Principals; or

(ii) directly or indirectly induce or attempt to induce any Medicare or Medicaid customer of Purchaser to terminate their relationship with the Purchaser; or

(iii) authorize any agent, servant or employee of the Sellers or Principals to do any of the foregoing acts.

11.04	Brokerage and Other Fees. Each party shall be responsible for the fees of their respective professionals (including, without limitation, brokerage, legal and accounting fees) engaged to assist in the brokering, preparation, negotiation and counseling with respect, and relating, to this Agreement and consummation of the transactions contemplated herein, as well as their respective out-of-pocket expenses.

11.05	Further Actions. At any time and from time to time, the parties agree, at their expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

11.06	Entire Agreement: Modification. The Agreement and the Schedules and Exhibits hereto set forth the entire understanding of the parties with respect to the subject matter hereof, supersede all existing agreements between them concerning such subject matter, and may be modified only by a written instrument duly executed by the parties.

11.07	Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier services, or by registered or certified mail, (postage prepaid, return receipt requested) to the respective parties at the following address (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.07):

(a)	If to Standard:

David Martin, Jr.

Standard Home Health Care, Inc.

3017 N. Causeway Blvd., Suite 100

Metairie, LA 70002

Telephone: (504) 838-7080

Telecopy: (504) 219-1502

(b)	If to Cypress:

David Martin, Jr.

Cypress Health Services, L.L.C.

3017 N. Causeway Blvd., Suite 100

Metairie, LA 70002

Telephone: (504) 838-7080

Telecopy: (504) 219-1502

(c)	If to Purchaser

Amedisys LA Acquisitions, L.L.C.

11100 Mead Road

Suite 300

Baton Rouge, LA 70816

Attention: Greg Browne

Telephone: (225) 292-2031

Telecopy: (225) 292-8163

with copy to:

Michael D. Lutgring

McKay Williamson Lutgring & Cochran, L.L.C.

732 North Blvd.

Baton Rouge, Louisiana 70802

Telephone: (225) 389-1060

Telecopy: (225) 214-1771

(d)	If to Principals

David J. Martin, Jr.

5229 Purdue Drive

Metairie, Louisiana 70003

Charles Gregory Eckert

1315 Woodmere

Mandeville, Louisiana 70471

Brandon Migliore

# 3 Catalpa Trace

Covington, Louisiana 70433

11.08	Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing and, in case of a corporate party, be authorized by a resolution of the Board of Directors or by an officer of the waiving party.

11.09	Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of each party’s respective successors and assigns; provided, however, any such assignment by Purchaser shall not release Purchaser of any of its obligations under this Agreement.

11.10	No Third-Party Beneficiaries. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

11.11	Severability. If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

11.12	Headings. The headings of this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

11.13	Counterparts, Governing Law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall be governed by and construed in accordance with the laws of the State of Louisiana.

11.14	Escrow. The parties hereto agree that a portion of the Purchase Price equaling ONE MILLION TWO HUNDRED THOUSAND AND NO/100 DOLLARS ($1,200,000.00) (the “Escrowed Amount”) shall be placed in escrow on the Effective Date, pursuant to an Escrow Agreement by and between Purchaser and Sellers, the form of which is attached hereto as Schedule 11.14. The Escrowed Amount shall be reduced by $50,000.00 each month, and the reduced amount shall be remitted to Sellers. In the event there is a verified and valid Purchaser claim for indemnification pursuant to Section 11.15, Purchaser shall be entitled to receive an amount equal to the indemnification amount from the Escrowed Amount. Payments to reduce the escrow shall begin on the 30th day following the Effective Date and shall be due and payable to the Sellers at that time and each month on the same day thereafter until paid in full. All interest earned by the Escrow Account shall be to the benefit of the Sellers.

11.15	Indemnification. Sellers shall indemnify, defend and hold harmless Purchaser and each of its officers, directors, agents and affiliates from and against any damage, loss, claim, liability, cost or expense incurred by Purchaser, including fees and disbursements of counsel, accountants, experts and other consultants reasonably and necessarily incurred by Purchaser, net of any tax benefit to which Purchaser is entitled and net of any and all amounts to which Purchaser is entitled to from insurance, guarantees, indemnities, and contractual and legal rights by, from or against other persons, firms, or entities, for claims brought within two (2) years of the Effective Date resulting from, arising out of, based upon or occasioned by the inaccuracy of any warranty or any representation made by Sellers in this Agreement, or any breach of any covenant or agreement of Sellers contained herein, except that in the event of (i) any claim by Purchaser for indemnification arising out of a Medicare or Medicaid overpayment for services rendered by Seller prior to the Effective Date; or (ii) for a breach by Seller of the representations and warranties set forth in Sections 5.05 or 5.07, none of which shall be subject to the foregoing two (2) year limitation. The indemnification set forth herein shall not be subject to any other indemnifications which either Seller may be a party to pursuant to some other agreement which either Seller may be a party to. Any amounts due from the Sellers to Purchaser pursuant to this indemnification provision shall be limited to $1,200,000.00, and shall only be collectible from the Escrow Amount or from set off of amounts due pursuant to the Note, as set forth in Section 11.16, or from the Sellers. Purchaser shall indemnify, defend and hold harmless Sellers and Principals and each of its shareholders, officers, directors, agents and affiliates from and against any damage, loss, claim, liability, cost or expense incurred by Sellers, including fees and disbursements of counsel, accountants, experts and other consultants reasonably and necessarily incurred by Purchaser, net of any tax benefit to which Sellers is entitled and net of any and all amounts to which Sellers is entitled to from insurance, guarantees, indemnities, and contractual and legal rights by, from or against other persons, firms, or entities, resulting from, arising out of, based upon or occasioned by the inaccuracy of any warranty or representation made by the Purchaser herein, or any breach of any covenant or agreement of Purchaser contained herein, for claims brought within two (2) years of the Effective Date. Before indemnification can be claimed, the Indemnitee must tender the defense of any claim to the Indemnitor.

11.16	Indemnification Amounts Due / Right of Off-Set. If Purchaser reasonably believes it is entitled to indemnification under this Agreement, it shall be entitled to collect monies in the following manner: (i) Purchaser shall be entitled to first collect from the Escrow Account the amounts due to Purchaser from Seller, and, in the event the balance of the Escrow Account is insufficient to satisfy any amounts owing to Purchaser, then (ii) Purchaser shall be entitled to the right of offset against amounts owing by it under the Note, and, in the event amounts due and owing to Purchaser are not satisfied by amounts held in the Escrow Account or by amounts offset by the Note, then Purchaser shall be entitled to a contractual claim for indemnification pursuant to the provisions of this Agreement. Purchaser shall promptly notify and provide sufficient evidence and documentation to Sellers of the matter for which it seeks indemnification and shall specify in reasonable detail the facts and circumstances thereof and a good faith estimate of the Damages occasioned thereby. Sellers shall have ten (10) days from the receipt of Purchaser’s notice in which to cure the circumstance giving rise to the Damages and provide evidence of such cure to the Purchaser (in the event a significant effort has begun to cure the claim with the said ten (10) day cure period, said period shall be extended to a total of thirty (30) days). If the circumstance is not cured within the ten day period, Purchaser shall have the immediate right to deposit the disputed amount from the Escrow Account or direct quarterly Note payments into a separate escrow account at a bank mutually acceptable to the parties to be held and invested pursuant to a mutually agreeable escrow agreement. Payments into said escrow account shall continue until the amount of the Damages specified in Purchaser’s notice is equal to the balance of said escrow account, at which time withdrawals from the Escrow Account shall cease and/or payments to Sellers under the Note shall resume as originally contemplated. If it is ultimately determined that Purchaser’s claim for indemnification was improper, the escrowed funds and earnings thereon shall be distributed to Sellers. If it is ultimately determined that Purchaser’s claim for indemnification was proper, the escrowed funds and earnings thereon shall be distributed to Purchaser.

11.17	Management of the Purchaser. The Parties to this Contract recognize that in connection with the Closing and Sale contemplated by this Agreement that certain of the Principals herein will be employed as the Manager and Operators of the Purchaser’s business and will be required to perform the duties normally associated with the management of a home health agency of similar size and scope of the Purchaser’s business. Subject in all respects and at all times to the oversight and supervision of the Chief Operating Officer of Purchaser’s parent company (or such other person as may be designated by the parent company’s Board of Directors), it is agreed that these Managers will be allowed to run the business of the Purchaser’s company by using their own judgment and business acumen, so as to allow the Purchaser’s business to have the best chance of generating sufficient income to pay the Sellers herein the Earn Out as described in Section 3 herein.

11.18	Guaranty. Now comes Amedisys, Inc., a Delaware Corporation, appearing herein through its undersigned authorized agent and does acknowledge all the terms of this Agreement and does further guaranty the obligations of Purchaser, Amedisys LA Acquisitions L.L.C., in connection with this Agreement and become bound solidarily with said Purchaser therefore.

IN WITNESS WHEREOF, the parties have duly executed this Agreement effective as of the date written in the preamble of this Agreement.

Amedisys LA Acquisitions, L.L.C.

By:	/s/
Larry Graham, President

Amedisys, Inc.

By:	/s/
Greg Browne, Chief Financial Officer

Standard Home Health Care, Inc.

By:	/s/
David Martin, Jr., Chief Executive Officer

Cypress Health Services, L.L.C.

By:	/s/
David Martin, Jr., Chief Executive Officer

David J. Martin, Jr.

Charles Gregory Eckert

Brandon J. Migliore

LIST OF SCHEDULES

SCHEDULE	DESCRIPTION

1.01	Assets

1.03	Excluded Assets

1.05	Inventory

1.06	Liabilities

1.12	Calculation of NIFO

3.01.02	Copy of the Note

3.04	Estimated Value of Accrued PTO

5.03	Consents of Third Parties

5.05	Litigation

5.06	Contracts, Agreements, Instruments and Assignments

5.07	Taxes

5.09.01	Current Employees

5.09.02	Assumed Employees

5.09.03	Sellers’ Shared Employees and Exempt Employees

5.12	Interests in Competitors

5.13	Financials of Sellers

5.14	Changes or Events

7.11	Software Licensing Agreement

7.13	Employment Agreements of Principals

11.14	Escrow Agreement